UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-39925

TIAN RUIXIANG Holdings Ltd

Room918, Jingding Building,
Xicheng District, District, Beijing,
People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

EXPLANATORY NOTE

The documents attached as Exhibits 4.1, 5.1, 8.1, 10.1, 10.2, 23.1 and 99.1 to this report on Form 6-K are hereby incorporated by reference into the Company’s Registration Statement on Form F-3, as amended, initially filed with the U.S. Securities and Exchange Commission on May 16, 2023 (Registration No. 333-269348) and a prospectus supplement dated October 14, 2025 thereunder, and shall be a part thereof from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIAN RUIXIANG Holdings Ltd

By:	/s/ Baohai Xu
Name:	Baohai Xu
Title:	Chief Executive Officer

Date: October 14, 2025

EXHIBIT INDEX

Exhibit No.	Description

4.1	Form of Ordinary Warrant

5.1	Opinion of Ogier regarding the validity of Class A ordinary shares of the company

8.1	Opinion of Ogier regarding certain Cayman Islands tax matters (included in Ex 5.1)

10.1	Form of Securities Purchase Agreement

10.2	Financial Advisor Agreement dated October 10, 2025 between TIAN RUIXIANG Holdings Ltd and A.G.P./Alliance Global Partners

23.1	Consent of Ogier (included in Ex 5.1)

99.1	Pricing Release